Exhibit 99.1

Kingtone Wirelessinfo Solution Holding Ltd

Announces Closing of Asset Exchange Agreement and Name Change to Luokung Technology Corp.

Beijing, China, August 22, 2018 – Luokung Technology Corp. (formerly known Kingtone Wirelessinfo Solution Holding Ltd, Nasdaq: KONE) (the “Company”), a company incorporated in British Virgin Islands (“BVI”), today announced that it has completed the transactions contemplated by the Asset Exchange Agreement (“AEA”) with C Media Limited (“C Media”) entered into on January 25, 2018, and has changed its name to Luokung Technology Corp., effective August 20, 2018.

On January 25, 2018, the Company executed the AEA with C Media, pursuant to which the Company agreed to purchase all of the capital stock and equity interests of LK Technology Ltd., together with its wholly-owned subsidiaries MMB Limited and Mobile Media (China) Limited and all their respective subsidiaries, from C Media in exchange for (i) 185,412,599 ordinary shares of the Company, par value $0.01 per share, (ii) 1,000,000 preferred shares of the Company and (iii) all of the issued and outstanding capital stock or equity interests of the Company’s subsidiary, Topsky Info-Tech Holdings Pte Ltd., and its wholly-owned subsidiary Xi’an Softech Co., Ltd., including all entities effectively controlled by Xi’an Softech Co., Ltd. through contractual arrangements and variable business entities (the “Transaction”). The Transaction was closed on August 17, 2018.

Upon the closing of the Transaction, the Company, through its wholly-owned subsidiary LK Technology Ltd. (“LK Technology”), gained the rights to deploy Wi-Fi systems on approximately 700 trains in China, including 290 trains in which Wi-Fi systems have already been installed and are currently in operation. The Company also received all rights associated with the core mobile application of technologies held by LK Technology, the Luokung online entertainment and social platform ( the “Luokung platform”), including APP, a series of supporting software for servers, and Wi-Fi hardware and equipment on the trains. The Luokung platform incorporates technology covered by 5 patents and about 10 software copyrights, and will serve as a content and service distribution platform tailored for particular travel stages and featuring geographic location and social interaction. The content and services distributed by the Luokung platform include information, entertainment, travel, e-commerce, OTO, advertisement and marketing features.

On August 20, 2018, the Company completed the change of its name with the BVI Registry of Corporate Affairs to Luokung Technology Corp.

In addition, on August 6, 2018, the Company received approval from Nasdaq in connection with the listing of ordinary shares of Luokung Technology Corp. on The Nasdaq Capital Market. The Company has reserved trading symbol LKCO with Nasdaq.

About Luokung Technology Corp.

Luokung Technology Corp. (“Luokung”) is one of the leading mobile service and technology providers of long distance travel and a pioneer and leader of the railway Wi-Fi market in China. Luokung’s core mobile application product, the Luokung platform, is a Location-based Service (LBS) social content and service distribution platform. Luokung mainly provides personalized and precise services to long distance travelers in two locations: on the train and at the destination. Based on the travel environment, the core elements of our users’ needs include staving off boredom on trains and discovering and exploring new locations upon arrival. Our main offerings include entertainment services (video and audio, digital reading material, games specific and tailored to the travel stage) and social services (satisfying the demand for value discovery of unfamiliar destinations through social interaction among strangers based on their locations). Luokung obtains travel users by the typical entrance for long-distance travel: offering free Wi-Fi services by systems deployed on the trains. Currently, 290 trains are in operation with the Luokung platform, covering about 200 million passenger trips per year. As the end of 2017, the Luokung platform had approximately 38 million users. More information may be found at http://www.luokung.com.

Business Risks and Forward-Looking Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates”, “target”, “going forward”, “outlook” and similar statements. Such statements are based upon management's current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For investor and media inquiries, please contact:

At the Company:

Mr. Jay Yu

Chief Financial Officer
Tel:  +86-10-5327-4727
Email: yujie@luokung.com

INVESTOR RELATIONS COUNSEL:

The Equity Group Inc.
Katherine Yao, Senior Associate
Tel: +86 10 6587 6435
kyao@equityny.com